

Mr. Craig A. Fielding
Chief Executive Officer
Consorteum Holdings, Inc.
Suite 550
141 Adelaide Street West
Toronto, Ontario, M5H 3L5 Canada

May 9, 2011

Re: Consorteum Holdings, Inc.
        Form 10-K for the fiscal year ended June 30, 2010
        Filed November 15, 2010 as amended November 17, 2010
        File No. 0-53153

Dear Mr. Fielding:

        We issued a comment to you on the above captioned filings on March 29, 2011. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us or amend your filing by May 20, 2011 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comment or contact us by May 20, 2011, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director